Writer's Direct Dial: +44 (0) 207 614-2237
E-Mail: ssperber@cgsh.com

May 23, 2013

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 United States

Re:	Comment Letter—GlaxoSmithKline plc (“GSK”) Annual Report on Form 20-F for 2012

Dear Mr. Rosenberg:

We appreciated the opportunity to speak with your colleague Sasha Parikh today in connection with the comment letter dated May 14, 2013 relating to GSK’s Annual Report on Form 20-F for 2012.  As requested, this is a brief note to indicate that GSK intends to respond to the comments by June 11, 2013.

The preparation of a response to staff comment letters typically involves a number of GSK business, financial and legal personnel, as well as members of the GSK audit team from PricewaterhouseCoopers and outside counsel.  Arranging for this involvement in order to meet the requested deadline would be difficult.

Mr. Jim B. Rosenberg, p. 2

You can reach either me, or my colleague Evan Leitch, at my number above.  Please do not hesitate to contact us if you have any questions or if we can be of further assistance at this time.

Yours sincerely,

/s/ Sebastian R. Sperber

Sebastian R. Sperber

cc:
Ms. Lisa Vanjoske, Securities and Exchange Commission
Ms. Sasha Parikh, Securities and Exchange Commission
Mr. Christopher Buckley, GlaxoSmithKline plc
Ms. Victoria Whyte, GlaxoSmithKline plc
Mr. Ranjan Sriskandan, PricewaterhouseCoopers